TSX: KL

THIS NEWS RELEASE IS INTENDED FOR DISTRIBUTION IN CANADA ONLY AND IS NOT INTENDED FOR
DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES OR DISSEMINATION TO THE UNITED STATES

KIRKLAND LAKE GOLD CLOSES NON-BROKERED FLOW THROUGH
PRIVATE PLACEMENT FINANCING

Toronto, Ontario (December 23, 2016) – Kirkland Lake Gold Ltd., (the “Company”) (TSX: KL) has closed a non-brokered private placement financing (the “Offering”) of 691,700 common shares that are “flow-through shares” within the meaning of the Income Tax Act (Canada) (each a “Flow-Through Share”). The Flow-Through Shares were issued at a price of $10.12 per Flow-Through Share for aggregate gross proceeds of approximately $7,000,000.

All proceeds from the sale of the Flow-Through Shares will be used to incur eligible Canadian Exploration Expenses at the Company’s Macassa Mine Complex and its Holt Mine Complex, located in Ontario, Canada. The Company will renounce qualifying expenses as at December 31, 2016.

The Flow-Through Shares are subject to a statutory hold period expiring on April 24, 2017. No fees or commissions were paid in connection with the Offering.

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd., is a new mid-tier gold producer targeting +500,000 ounces in tier 1 mining jurisdictions of Canada and Australia. The production profile of the company is anchored from three high-grade, low-cost operations including the Macassa Mine Complex and the Taylor Mine located in northeastern Ontario and the Fosterville Gold Mine located in the state of Victoria, Australia. Kirkland’s solid base of quality assets is complemented by development and district scale exploration projects, supported by a strong financial position with extensive management and operational expertise.

For further information, please contact:

Tony Makuch, President & Chief Executive Officer, P.Eng
Phone: +1 416-840-7884
E-mail: tmakuch@klgold.com
Website: www.klgold.com

Ryan King, VP, Investor Relations
Phone: +1 778-372-5611
E-mail: rking@newmarketgoldinc.ca

Cautionary Note Regarding Forward Looking Statements

This Press Release contains statements which constitute ”forward-looking statements” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to the future business activities and operating performance of the Company. The words “may”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company, are intended to identify such forward-looking statements. Investors are cautioned that forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made such as, without limitation, opinion, assumptions and estimates of management regarding the Company’s business, including but not limited to; the development of the Macassa Mine Complex and the Holt Mine Complex and the anticipated timing thereof, estimated production results. Such opinions, assumptions and estimates, are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the Company's expectations in connection with the projects and exploration programs being met, the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating gold prices, currency exchange rates (such as the Canadian dollar versus the United States Dollar), possible variations in ore grade or recovery rates, changes in accounting policies, changes in the Company's corporate mineral reserves and resources, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, and limitations on insurance, as well as those risk factors discussed or referred to in the Company's annual Management's Discussion and Analysis and Annual Information Form for the year ended December 31, 2015, and the Company’s Management's Discussion and Analysis for the interim period ended September 30, 2016, filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements except as otherwise required by applicable law.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.